Exhibit (a)(1)(F)

FORM OF FINAL REMINDER EMAIL

Subject: Altice USA – Exchange Offer Final Deadline

To:

Date:

ALTICE USA, INC. EXCHANGE OFFER

This email is to remind you that March 1, 2023 at 5:00 PM Eastern Time is the final deadline to make an election to participate in Altice USA, Inc.’s Offer to Exchange Eligible Options for Replacement Awards (the “Exchange Offer”). If you wish to exchange your eligible stock options (“Eligible Options”) for restricted stock units and deferred cash-denominated awards (“Replacement Awards”) as described in the Offering Memorandum included in the Offer to Exchange Eligible Options for Replacement Awards filed with the Securities and Exchange Commission, you must log into the Exchange Offer website at www.myoptionexchange.com and follow the directions to submit your election form by 5:00 PM Eastern Time on March 1, 2023.

There are no exceptions to this deadline. This is your final reminder to take action. We encourage you not to wait until the last day to make your election if you wish to participate. To make an election, follow the instructions on the Exchange Offer website to access personalized information about your Eligible Option grants and how to make, change or withdraw your election before the end of the Exchange Offer.

To log into the website, please go to www.myoptionexchange.com. Your UserID is your Altice USA email address. The first time you access the website, you will need to register as a new user and create a password. The website uses two-factor authentication, so the first time you access the portal each day the website will generate a verification code that will be emailed to you. Once the verification code has been entered, you can access the website’s content. The verification codes expire at the end of each day.

You are not obligated to participate in the Exchange Offer. Any Eligible Options that you do not elect to tender for exchange will not be cancelled and will remain outstanding in accordance with their existing terms.

If you wish to exchange any or all of your Eligible Option grants, your election form must be properly completed and received before 5:00 PM Eastern Time on March 1, 2023.

Please review the Exchange Offer website and the materials for the Exchange Offer available on the Exchange Offer website for additional information about the Exchange Offer. If you have any questions about the Exchange Offer, please contact alticeusacomp@alticeusa.com.

The Exchange Offer is being made pursuant to the terms and conditions set forth in Altice USA’s Tender Offer Statement on Schedule TO and the exhibits attached thereto, including the Offer to Exchange and the Offering Memorandum, filed with the Securities and Exchange Commission, which are available free of charge at www.sec.gov or on the Exchange Offer website located at: www.myoptionexchange.com. You should read these written materials carefully because they contain important information about the Exchange Offer, including risks related thereto. By making one or more elections in the Exchange Offer, you will be confirming that you have read these materials.